                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 10-C

               Report by Issuer of Securities Quoted on NASDAQ
               Inter-Dealer Quotation System Filed Pursuant to
              Section 13 or 15(d) of the Securities Exchange Act
                of 1934 and Rules 13a-17 and 15d-17 Thereunder

                  CHARTER COMMUNICATIONS INTERNATIONAL, INC.
                (Exact Name of Issuer as Specified in Charter)

                  17100 EL CAMINO REAL, HOUSTON, TEXAS 77058
                   (Address of Principal Executive Offices)

                               (713) 486-8337
                (Issuer's Telephone Number, Including Area Code)

                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

     1.  Title of security:  Common Stock $.00001 par value per share

     2.  Number of shares outstanding before the change:  20,618,193

     3.  Number of shares outstanding after the change:  22,468,193

     4.  Effective date of change:  October 1, 1996

     5.  Method of Change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

     Exchange in connection with acquisition.

     Give brief description of transaction: Acquisition of WorldLink Communications Inc. in which 1,820.866 shares of common stock of issuer were exchanged for each outstanding share of target stock.


                        II.  CHANGE IN NAME OF ISSUER

     1.  Name prior to change
                             --------------------------------------------------

     2.  Name after change
                          -----------------------------------------------------

     3.  Effective date of charter amendment changing name
                                                          ---------------------

     4.  Date of shareholder approval of change, if required
                                                            -------------------


Date              10/9/96                          /s/ David G. Olson, CEO
    ---------------------------------------    --------------------------------
                                               (Officers Signature and Title)